# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HURCO COMPANIES INC, CIK 0000315374
CUSIP: 447324104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Technology Way, Indianapolis, Indiana (IN), 46268
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-002794
Filed by CIK 0000927971

## Reporting persons
- BANK OF MONTREAL: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 402,189; sole dispositive power 0; shared dispositive power 402,189; aggregate amount beneficially owned 402,189 (6.18% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 402,189; sole dispositive power 0; shared dispositive power 402,189; aggregate amount beneficially owned 402,189 (6.18% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 402,189; sole dispositive power 0; shared dispositive power 402,189; aggregate amount beneficially owned 402,189 (6.18% of the class)

## Item 1. Issuer
Name of issuer: HURCO COMPANIES INC
Address of issuer's principal executive offices: One Technology Way, Indianapolis, INDIANA 46268

## Item 2. Person Filing
Name of person filing:
BANK OF MONTREAL

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC.
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
BANK OF MONTREAL - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 402,189
Percent of class: 6.18
Sole power to vote or to direct the vote:
BANK OF MONTREAL - 0

BANK OF MONTREAL HOLDING INC. - 0

BMO NESBITT BURNS INC. - 0
Shared power to vote or to direct the vote:
BANK OF MONTREAL - 402,189

BANK OF MONTREAL HOLDING INC. - 402,189

BMO NESBITT BURNS INC. - 402,189
Sole power to dispose or to direct the disposition:
BANK OF MONTREAL - 0

BANK OF MONTREAL HOLDING INC. - 0

BMO NESBITT BURNS INC. - 0
Shared power to dispose or to direct the disposition:
BANK OF MONTREAL - 402,189

BANK OF MONTREAL HOLDING INC. - 402,189

BMO NESBITT BURNS INC. - 402,189

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The securities reported herein are held in the ordinary course of business of the Reporting Person acting as prime broker on behalf of certain clients who have the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BANK OF MONTREAL: Kathryn Cenac, Managing Director - Regulatory Solutions Group (07/31/2025)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (07/31/2025)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (07/31/2025)